Exhibit 99.1

Besra resumes production in Vietnam

Toronto, Canada: 1 October 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) has resumed production at its Bong Mieu gold mine in central Vietnam after a hiatus of almost 11 months.

Operations at Bong Mieu were suspended in November 2013 following substantial damage to local roads and infrastructure by several typhoons. Operations recommenced briefly in June 2014, only to be stopped a month later by the application of coercive measures by the Quang Nam Tax Department.  As the coercive measures have now ended, the company is re-starting the mine and plant.

It is expected to take between three and six months to ramp up to pre-closure production level of around 350 tonnes per day. Initial mill throughput will be around 100 tpd whilst dewatering of the mine continues.

In relation to the re-opening of Phuoc Son, Besra is still awaiting the outcome of the deliberations by the Office of the Prime Minister.  Coercive measures are still in place at Phuoc Son preventing the restart there. Earlier this week, the Prime Minister visited Quang Nam Province where, according to local press reports, the Quang Nam People’s Committee (QNPC) asked that he instruct relevant government bodies to quickly resolve the issues relating to Besra and devise a plan based on the QNPC’s proposal for extension of tax debt collection which includes the lifting of coercive measures paving a way for to a return to operations.

The company also intends to litigate a US$4.5 million property loss and business interruption insurance claim, stemming from the typhoons mentioned above, that was lodged more than 9 months ago.

Besra reaffirms its commitment to being a long-term contributor to the economic development of Vietnam and in particular the areas in which it operates.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com